# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOS Ltd, CIK 0001346610
CUSIP: 83587W304
Title of class of securities: American Depository Shares, representing Class A Ordinary Shares, par value $0.005
Address of issuer's principal executive offices: Bldg 6, E SeaviewPark, 298 Haijing Rd, Y, West Coast New District, Quingdao City, Shandong Province, China (F4), 266400
Date of event which requires filing of this statement: 07/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001079973-24-000418
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 920,268; shared voting power 0; sole dispositive power 920,268; shared dispositive power 0; aggregate amount beneficially owned 920,268 (9.99% of the class)

## Item 1. Issuer
Name of issuer: SOS Ltd
Address of issuer's principal executive offices: Bldg 6, E. SeaviewPark, 298 Haijing Road, Yinzhu St, West Coast New District, Quingdao City, Shandong Province 266400, People's Republic of China

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court,
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
920,268

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on March 25, 2024. The amounts in Row (5), (7) and (9) represent 714,285 American Depository Shares and 205,983 American Depository Shares issuable upon exercise of Warrants. Does not include (i) an additional 1,222,587 American Depository Shares issuable upon exercise of Warrants which were acquired on July 31, 2025 and which are subject to a 9.99% beneficial ownership limitation and (ii) 441,296 American Depository Shares issuable upon exercise of Warrants which were acquired on March 13, 2024 and which are subject to a 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 9,005,917 American Depository Shares outstanding, immediately after the offering, based on the Issuer's Prospectus Supplement filed under Rule 424(b)(5) of the Securities Act of 1933 as filed with the Securities and Exchange Commission on July 31, 2025.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 920,268
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 920,268
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (08/08/2025)